Mail Stop 4561


      November 4, 2005



Thomas W. Kitchin
Chairman and Chief Executive Officer
Jameson Inns, Inc.
8 Perimeter Center East, Suite 8050
Atlanta, GA  30346-1604

Re:	Jameson Inns, Inc.
      Form S-3
Filed October 7, 2005
      File No. 333-128893

Form 10-K for year ended December 31, 2004
Form 10-Q for the quarter ended June 30, 2005
Form 10-Q for the quarter ended March 31, 2005
      File No. 0-23256

Dear Mr. Kitchin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Where You Can Find More Information, page 2

1. Please revise to disclose the new address for the SEC Public
Reference Room: 100 F Street, N.E., Washington D.C. 20549.

2. Please revise to specifically include your Form 8-K filed on October 21, 2005 and October 26, 2005, and any additional reports filed prior to the effective date of the registration statement.

Summary

Business Strategy, page 5

3. Refer to the fourth paragraph under this heading. The second sentence states that you expect to fund capital expenditures in part from the disposition of hotels. Disclosure on page 6, however, states that you do not currently plan to sell any Jameson Inns this year. Please revise to reconcile this apparent discrepancy.
Also,
if you do intend to sell hotels in the next 12 months, please identify those hotels. In this regard, we note that you currently have four Inns held-for-sale.

4. Please revise to disclose the number of Signature Inns you expect to convert based on your 2005 capital budget. Disclose when you expect to complete those conversions and the estimated expense allowed for those conversions in your budget.

5. We note that your description of marketing efforts does not discuss your recently adopted stock rewards program. Please tell us why you believe this is not a significant component of your marketing plans or revise to include disclosure about the program, including the impact of the program on your results of operations and existing stockholders.

Risk Factors, page 7

Risks Relating to our Business, page 8

Our hotel refurbishment and rebranding for our Signature Inns may be more costly than we anticipate, page 8

6. To give depth to your disclosure, please revise your risk factor to indicate if you had any cost overruns with your recently renovated properties. If so, quantify the overrun. We note, for example, that disclosure in your 10-K and your first quarter 10-Q indicates that you expect to spend approximately $14 million during 2005 on refurbishment, renovation and conversion projects. Similar disclosure in the S-3 and in the second quarter 10-Q indicate that this amount has risen to $19 million for 2005.

We have incurred a substantial amount of debt, and we may incur additional indebtedness in the future..., page 8

7. Please revise to quantify the amount of debt maturing in the next three years. Further, disclose whether you have any firm commitments in which you will incur additional debt. If so, quantify the amount.

Our franchising program depends on third party owner/operators who may not fulfill their franchising obligations..., page 9

8. Please revise to indicate whether any of your franchisees is currently in default on its payments.

We have common stock ownership limitations in our articles of incorporation..., page 9

9. Please revise to describe the ownership restrictions applicable to shares of your common stock.

Our business is seasonal in nature, and we are likely to experience fluctuations..., page 10

10. Please revise to quantify the percentage of total revenues you earn in the months from April through September.

We may experience material losses in excess of insurance coverage which could hurt our prospects for profitability, page 11

11. Please disclose the value of your property and the maximum coverage on the insurance policy.

We are subject to government regulations affecting the lodging industry..., page 12

12. Please revise to indicate whether all of your properties are currently in compliance with federal, state and local regulations including, but not limited to, the Americans with Disabilities
Act.

The increasing use of third party travel websites by consumers may hurt our profitability, page 13

13. Please revise to quantify the percentage of your total revenues that are derived from third party travel websites.



Selling Stockholders, page 16

14. Please revise to briefly explain why you are registering more than 100% of the common stock underlying the convertible notes.

15. Please identify all selling stockholders that are broker-dealers or affiliates of broker-dealers. We note the disclosure in footnote
(4) regarding Amatis Limited; however, the status of the other selling stockholders is not clear. With respect to Amatis Limited and any other selling stockholders that are affiliates of broker-dealers, please provide disclosure stating that:
* the seller purchased in the ordinary course of business; and
* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute those securities.
Also, please revise the section titled "Underwriters" to identify all selling stockholders that are broker dealers and clearly state that the selling stockholder is an underwriter.

Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 21

16. It appears from your disclosure that the Jameson Stock Awards program could have a material impact on future revenues if you apply
EITF 01-9. Please revise to disclose the anticipated impact on future revenues as it relates to this program. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Comparison of the Year Ended December 31, 2004 to the Pro Forma
Year
Ended December 31, 2003, page 25

17. Please explain why you had fewer rooms available to rent in 2004.

18. Please separately quantify the increase in general and administrative expenses attributed to each of higher payroll costs, professional fees, and start up costs associated with the stock awards program. Also, briefly explain the reasons for higher payroll costs and professional fees and whether the increases reflect a trend in your expenses.







EBITDA - Supplemental Non-GAAP Information, page 27
19. Please revise the title of the measure currently referred to as
EBITDA since it differs from EBITDA as defined in FR-65. We refer you to Question 14 of Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures.
20. We note that you consider EBITDA to be an indicator of operating performance because it can be used to measure your ability to service debt, fund capital expenditures, and expand your business. If you consider EBITDA to be both a performance and a liquidity measure as your description suggests, revise your presentation to include all of the information required by item 10(e) of Regulation S-K for a liquidity measure. Alternatively, revise to clarify management`s use of the non-GAAP financial measure. Refer to Question 12 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Liquidity and Capital Resources - Overview, page 28

21. Please revise to quantify the impact on your federal and state income tax obligations as a result of relinquishing your REIT status in 2004. If you believe these amounts were not material in 2004, or if the amounts were not known at the time you originally filed the 10-K, please tell us why.

22. We note that your discussion of short-term liquidity needs does not include a reference to converting the Signature Inns to Jameson
Inns. Instead, you have described this effort as a long-term liquidity need, which we interpret as more than 12 months from the end of your last fiscal year. Disclosure in the S-3, however, states that you converted three of the Signature Inns to Jameson Inns in the first six months of 2005. Please tell us why you believed this was not a short-term liquidity need at the time you filed the Form 10-K.

23. Please expand the table on page 30 to also show the adjusted interest rate anticipated in 2005.

Cash Flows From Operations, page 29

24. Please revise your discussion of cash flows from operations to discuss the underlying drivers impacting the changes in working capital. Refer to SEC Release 33-8350.

Contractual Obligations, page 31

25. Please revise your disclosure to include interest in your table or a discussion in the text. Refer to SEC Release 33-8350.



Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

26. Please tell us your basis in GAAP for the classification of your lease termination costs outside of income from operations or revise your presentation, as appropriate. Refer to paragraph 18 of SFAS
146.

27. Please tell us your basis in GAAP for the classification of the
loss on impairment of real estate outside of income from
operations
or revise your presentation, as appropriate.  Refer to paragraph
25
of SFAS 144.

28. Please tell us your basis in GAAP for the classification of the gain on sale of property and equipment outside of income from operations or revise your presentation, as appropriate. Refer to paragraph 45 of SFAS 144.

Note 3 - Acquisition of Kitchin Hospitality, page F-10

29. We note that the trademarks were revalued at $75,000 in aggregate, which represents the contract price that the Company would have been able to purchase the trademarks from Kitchin Hospitality at the expiration of the master lease agreements. Please explain to us why you believe that amount represents fair value, as defined in Appendix F to SFAS 141, at the date of acquisition.

Note 7 - Stockholders` Equity, page F-16

Stock Based Compensation, page F-16

30. Please revise to disclose the weighted average grant date fair value of options granted during the periods presented as well as the weighted average grant date fair value of restricted stock granted during the periods presented. Refer to paragraphs 47(b) and 47(c) of
SFAS 123.

Schedule III - Real Estate and Accumulated Depreciation

31. Please amend to include Schedule III - Real Estate and
Accumulated Depreciation as required by Rule 5-04 of Regulation S-
X.

Exhibit 31.2 - Certification of the Chief Financial Officer

32. Please revise your Form 10-K to include the latest form of certification as last amended June 2003 and effective August 2003. See Item 601(b)(31) of Regulation S-K. In this regard, we note that the current certification for Craig R. Kitchin does not certify that he disclosed all "material weaknesses" to the auditors.


*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 551-3428 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:	Lynnwood R. Moore, Jr., Esq. (via facsimile)


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Thomas W. Kitchin
Jameson Inns, Inc.
November 4, 2005
Page 8